SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Month of December 2014

Commission File Number – 1-15182

DR. REDDY’S LABORATORIES LIMITED

(Name of Registrant)

8-2-337, Road No. 3, Banjara Hills

Hyderabad, Andhra Pradesh 500 034, India

+91-40-4900-2900

(Address of Principal Executive Offices)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b):

Not applicable.

Table of Contents

(1) Press Release, “Dr. Reddy’s announces the Launch of Valganciclovir Tablets, USP”, December 16, 2014.	3

(2) Press Release, “Dr. Reddy’s Laboratories closes the acquisition of Habitrol® Brand from Novartis”, December 19, 2014.	5

Press Release
Dr. Reddy’s Laboratories Ltd.
8-2-337, Road No. 3
Banjara Hills, Hyderabad - 500 034
Andhra Pradesh, India

Tel: 91-40-4900-2900
Fax: 91-40-4900-2999

www.drreddys.com

Dr. Reddy’s announces the Launch of Valganciclovir Tablets, USP

Hyderabad, India, December 16, 2014

Dr. Reddy’s Laboratories (NYSE: RDY) announced today that it has launched Valganciclovir Tablets USP 450 mg, a therapeutic equivalent generic version of VALCYTE® (Valganciclovir) tablets in the US market on December 15, 2014, approved by the United States Food & Drug Administration (USFDA).

The VALCYTE® (Valganciclovir) tablets brand had U.S. sales of approximately $440 Million MAT for the most recent twelve months ending in October 2014 according to IMS Health*.

Dr. Reddy’s Valganciclovir tablets, USP in 450 mg is available in bottle counts of 60.

WARNING: HEMATOLOGIC TOXICITY, CARCINOGENICITY, TERATOGENICITY, AND IMPAIRMENT OF FERTILITY

See full prescribing information for complete boxed warning.

•	Clinical toxicity of valganciclovir, which is metabolized to ganciclovir, includes granulocytopenia, anemia, and thrombocytopenia.

•	In animal studies, ganciclovir was carcinogenic, teratogenic, and caused aspermatogenesis.

Disclaimer

This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.

About Dr. Reddy’s

Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) is an integrated global pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services and Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Major therapeutic focus is on gastro-intestinal, cardiovascular, diabetology, oncology, pain management and anti-infective. Major markets include India, USA, Russia-CIS and Europe apart from other select geographies within Emerging Markets. For more information, log on to: www.drreddys.com

VALCYTE® is a registered trademark of Hoffmann-La Roche Inc.

*	IMS National Sales Perspectives: Retail and Non-Retail MAT October 2014

For more information, please contact:

Investors and Financial Analysts:	Media:

Kedar Upadhye at kedaru@drreddys.com /+91-40-66834297	Shilpi Lathia at shilpil@drreddys.com/+91-40-49002448
Saunak Savla at saunaks@drreddys.com /+91-40-49002135
Ashish Girotra (USA) at ashishg@drreddys.com/+1-609-375-9805

Press Release
Dr. Reddy’s Laboratories Ltd.
8-2-337, Road No. 3
Banjara Hills, Hyderabad - 500 034
Andhra Pradesh, India

Tel: 91-40-4900-2900
Fax: 91-40-4900-2999

www.drreddys.com

Dr. Reddy’s Laboratories closes the acquisition of Habitrol® Brand from Novartis

Hyderabad, India, December 19, 2014

Dr. Reddy’s Laboratories has announced that it has closed the acquisition of Habitrol® brand (an over-the-counter nicotine replacement therapy transdermal patch) from Novartis Consumer Health Inc. following issuance of the proposed consent order from the U.S. Federal Trade Commission (FTC) on November 26, 2014. The company had earlier entered into an asset purchase agreement with Novartis Consumer Health Inc. to acquire the title and rights of Habitrol® brand and to market the product in the U.S. market.

With this closure, the company has assumed responsibility for the product and will commence shipments of the product in the market shortly.

Disclaimer

This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.

About Dr. Reddy’s

Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) is an integrated global pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services and Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Major therapeutic focus is on gastro-intestinal, cardiovascular, diabetology, oncology, pain management and anti-infective. Major markets include India, USA, Russia-CIS and Europe apart from other select geographies within Emerging Markets. For more information, log on to: www.drreddys.com

For more information, please contact:

Investors and Financial Analysts:	Media:

Kedar Upadhye at kedaru@drreddys.com /+91-40-66834297	Shilpi Lathia at shilpil@drreddys.com/+91-40-49002447
Saunak Savla at saunaks@drreddys.com /+91-40-49002135
Ashish Girotra (USA) at ashishg@drreddys.com/+1-609-375-9805

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED
(Registrant)

	By:	/s/ Sandeep Poddar
Date: January 6, 2015		Name:	Sandeep Poddar
		Title:	Company Secretary